FOR IMMEDIATE RELEASE

AutoChina International Reports Unaudited 2010 Fourth Quarter and Year-end Financial Results

Company to Hold Quarterly Conference Call with Accompanying Slide Presentation at 10:00 a.m. ET

Shijiazhuang, Hebei Province, China – March 24, 2011 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported unaudited financial results for its fourth quarter and full year ended December 31, 2010.

Q4 2010 Financial Highlights
•	Total revenues of $155.8 million, compared to $150.1 million in the prior-year period
•
Net income of $10.9 million, or $0.54 per diluted share, compared to net income of $23.8 million, or $1.77 per diluted share, in the prior-year period, which included $15.5 million of income, or $1.15 per diluted share, from discontinued operations (net income from continuing operations was $8.3 million, or $0.62 per diluted share, in the prior-year period)

•	Adjusted EBITDA of $18.0 million, an increase of 36.8% year over year

Full-year 2010 Financial Highlights
•	Total revenues of $622.1 million, up 91.1% from $325.5 million in the prior year
•
Net income of $37.5 million, or $1.90 per diluted share, compared to net income of $36.3 million, or $3.12 per diluted share in the prior year, which included $21.1 million of income, or $1.81 per diluted share, from discontinued operations (net income from continuing operations was $15.2 million, or $1.31 per diluted share, in the prior-year period)

•	Adjusted EBITDA of $68.3 million, an increase of 100.0% year over year

Operational Highlights
•	Total number of commercial vehicle sales and leasing branches increased from 157 at December 31, 2009, to 300 at December 31, 2010, and 310 at February 28, 2011
•	12,561 commercial vehicles were financed in 2010, compared to 7,564 in 2009
•	3,076 commercial vehicles were financed in the fourth quarter of 2010, compared to 3,275 in the prior-year period and 2,849 in the third quarter of 2010

Earn-out Cancellation After 2011
•	In February 2011, the Company announced the cancellation of earn-out for fiscal years after 2011, and modification to the remaining two years (2010 and 2011)
•
The earn-out was originally set to be effective through the year ended December 31, 2013, and could potentially have caused a maximum of 20% dilution in 2012 and in 2013 if EBITDA grew by 90% or more in each of those years

Guidance for 2011
•	Company expects to lease approximately 20,000 vehicles in 2011 and operate at least 500 stores by the end of 2011
•	Company believes revenue will be between $900 million and $950 million and net income between $52 million and $57 million for the year ending December 31, 2011
•	Company expects continued improvement in gross margin as finance and insurance revenues increase as a percentage of total revenues in each quarter

AutoChina International Ltd.	Page 2
March 24, 2011

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We were pleased with the steady growth throughout our operations in the fourth quarter, in addition to a number of exciting developments that we announced during the period. We continued to expand in southern China, opening 82 stores and leasing 3,076 vehicles during the fourth quarter. We also announced the establishment of a new financial leasing company and the conversion of our existing wholly foreign-owned enterprise into a financial leasing company. These two financial leasing companies will allow us to lease commercial vehicles directly to our customers and represent the first steps in the transition away from our VIE holding structure.”

Operational Review
AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 3,076 leases in the three months ended December 31, 2010, compared to 3,275 for the three months ended December 31, 2009. The Company had a total of 19,629 leases outstanding as of December 31, 2010. During the quarter, 28 vehicles experienced default or were lost due to accidents. Since inception and through December 31, 2010, a total of 60 vehicles have experienced defaults or were lost due to accidents out of over 21,000 total vehicles leased.

During the fourth quarter, AutoChina continued to make progress with its value-added services (diesel, tire, and insurance financing) programs, which were launched in early 2010. As of December 31, 2010, over 200 tire outlets and over 60 fueling stations were participating in the program. Revenues from value-added services totaled $763,000 during the quarter. The Company is continuing to explore the potential of additional service offerings that would further enhance the growth of its customers’ business operations.

During 2010, the Company established a total of 143 additional commercial vehicle sales, servicing, leasing and support centers in Hebei, Shanxi, Shaanxi, Shandong, Henan, Hubei, Hunan, Liaoning, Sichuan, Jiangxi, Anhui and Jiangsu provinces, as well as Beijing, Chongqing, Shanghai and the Inner Mongolia Autonomous Region, bringing the total number of locations to 300 as of December 31, 2010. Ninety-six of these new stores were opened in provinces (Hubei, Hunan, Liaoning, Sichuan, Jiangxi, Anhui and Jiangsu, Chongqing and Shanghai) in which the company did not previously have operations. As of February 28, 2011, the Company operated 310 store locations and expects to operate at least 500 locations by the end of 2011.

2010 Fourth Quarter Financial Review
•
The Company reported revenues for the 2010 fourth quarter of $155.8 million, compared to $150.1 million in the fourth quarter of 2009. The Company reported $136.1 million in commercial vehicle revenues; $19.1 million, or 12.3% of revenues, in finance and insurance revenues; and $602,000, or 0.4% of revenues, in agency services rendered to related parties.

•
Gross margin increased to 16.0% for the three months ended December 31, 2010, from 10.9% for the prior-year period. The increase was largely due to a higher number of outstanding leases, which, in turn, increased the contribution from finance and insurance income throughout the term of the loans provided to AutoChina’s customers. As a result, finance and insurance revenues have increased as a percentage of revenues each quarter. The Company’s additional financing services, specifically the higher-margin tire and diesel financing services, also contributed to the increased margin.

•
The Company reported net income for the fourth quarter of 2010 of $10.9 million, or $0.54 per diluted share based on 20.1 million weighted average diluted shares outstanding, compared to net income of $23.8 million, or $1.77 per diluted share based on 13.5 million diluted shares outstanding, in the prior-year period. Net income for the fourth quarter of 2009 included $15.5 million, or $1.15 per diluted share, in income from the sale of the Company’s consumer automotive dealership business.

•
Adjusted EBITDA for the quarter ended December 31, 2010, increased to $18.0 million from $13.2 million in the prior-year period.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

AutoChina International Ltd.	Page 3
March 24, 2011

2010 Full-year Financial Review
•
For the year ended December 31, 2010, the Company reported revenues of $622.1 million, an increase of 91.1% compared to $325.5 million in the prior-year period.  The Company reported $558.0 million in sales of its commercial vehicles and $59.4 million, or 9.5% of revenues, in finance and insurance revenues, compared to $16.7 million, or 5.1% of revenues, in finance and insurance revenues in 2009. It also reported $4.7 million, or 0.7% of revenues, in agency services rendered to related parties, compared to $1.3 million, or 0.4% of revenues, in 2009.

•	Gross margin increased to 14.0% in full-year 2010, up from 10.1% in full-year 2009, as a result of the reasons outlined in the fourth quarter financial review.

•
The Company reported net income for the year ended December 31, 2010, of $37.5 million, or $1.90 per diluted share based on 19.8 million weighted average diluted shares outstanding, compared to net income of $36.3 million, or $3.12 per diluted share based on 11.6 million diluted shares outstanding, in the prior-year period. Net income for full-year 2009 included $21.1 million, or $1.81 per diluted share, in income from the sale of the Company’s consumer automotive dealership business. Net income from continuing operations for full-year 2009 was $15.2 million, or $1.31 per diluted share.

•
Adjusted EBITDA for full-year 2010 doubled to $68.3 million, from $34.1 million in the prior-year period. A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

Balance Sheet Highlights
At December 31, 2010, AutoChina’s cash and cash equivalents (not including restricted cash) were $30.9 million, working capital was $128.2 million, total debt was $253.5 million (including due to affiliates) and stockholders’ equity was $229.9 million, compared to $36.8 million, $13.7 million, $177.2 million and $107.3 million, respectively, at December 31, 2009.

Lease Securitization Program and Bank Financing
Since November 2010, AutoChina has begun securitizing a portion of its commercial vehicle leases through a partnership with CITIC Trust Co. Ltd. Under this lease securitization program, up to RMB60 million, or $9.1 million, of AutoChina’s commercial truck leases will be securitized and sold to investors each month through CITIC Trust. The Company is hopeful that the maximum amount can be increased over time. The resulting investment products will have a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina will incur a cost of approximately 9% per annum under this program. In addition, AutoChina will continue to own the vehicles that are the subject of such transactions and will be responsible for servicing the existing retail leases of such vehicles. These products will be rated by CCXI, China’s first nationwide domestic credit rating agency created with the approval of the People’s Bank of China.

Mr. Li stated, “We were very pleased to announce this pioneering securitization program that provides us with an additional source of financing. We believe innovative financing ideas like the CITIC lease securitization program will reinforce our capital position and enable us to continue purchasing trucks on behalf of our customers.”

The Company also announced today that it continues to obtain additional bank financing and has closed on a RMB150 million (approximately $22.8 million) bank facility from an existing lender, CITIC Bank, a wholly-owned subsidiary of China International Trust and Investment Corporation (CITIC).  The facility has a one-year term at an initial annual interest rate of 6.7%.

The Company is continuing to pursue various means of financing its growth while maximizing shareholder value.

AutoChina International Ltd.	Page 4
March 24, 2011

Update on Earn-out Provision
Pursuant to the earn-out provision of the share exchange agreement entered into in connection with the Company’s initial business combination, AutoChina expects to issue the original founding shareholder of the Company, Honest Best, 3,923,153 shares following the filing of the Company’s audited financial statements with the Securities and Exchange Commission. This earn-out issuance will be a result of the Company’s achieving at least 90% EBITDA growth from 2009 to 2010. As a result of this share issuance, AutoChina will have 23,538,919 common shares outstanding.

Earn-out Cancellation After 2011
The Company announced in February 2011 the cancellation of the aforementioned earn-out share provision for fiscal years after 2011. The earn-out was originally set to be effective through the year ended December 31, 2013, and could potentially have caused a maximum of 20% dilution in 2012 and in 2013 if EBITDA grew 90% or more in each of those years. The Company has entered into a letter agreement with Honest Best to eliminate this provision after the conclusion of its fiscal year ending December 31, 2011, and also modified the provision for the years ending December 31, 2010, and December 31, 2011, such that the Company must achieve a threshold of over 70% in EBITDA growth in either respective year in order for Honest Best to receive any earn-out compensation.

Update on Stock Repurchase Plan
On August 3, 2010, AutoChina announced that its Board of Directors had authorized the establishment of a stock repurchase program for the Company to purchase up to 2 million shares of its common stock on the open market at prices below $35 per share. During the three months ended December 31, 2010, the Company repurchased 64,100 ordinary shares for a total of $1.6 million. The program expired on February 2, 2011.

Outlook for 2011
For 2011, AutoChina believes revenue from its commercial vehicle sales, servicing, leasing and support business will be between $900 million and $950 million and net income between $52 million and $57 million.

Estimated Financial Results
(unaudited) ($ in millions)
	For the year ended December 31, 2011	For the year ended December 31, 2010	Percent Gain
Total Revenue	$900 - $950	$622.1	44.7% - 52.7%
Net Income	$52 - $57	$37.5	38.7% - 52.0%

Conference Call Information
AutoChina’s CFO, Jason Wang, will discuss these results in a conference call (with accompanying presentation) later this morning (March 24, 2011) at 10:00 a.m. Eastern Time.  The dial-in numbers are:

(888) 787-0460 (U.S.)
(706) 679-3200 (International)

The call will also be simultaneously broadcast over the Internet. To listen to the live webcast, please go to the Company’s investor relations site, http://www.autochinaintl.com, or click the below conference call link: http://www.investorcalendar.com/IC/CEPage.asp?ID=163211. The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call at the “Investor Relations” section of the AutoChina website.

Company to File Annual Report on Form 20-F
As a foreign private issuer, AutoChina is required to file its Annual Report with the Securities and Exchange Commission within six months of the end of its fiscal year.  Additional information with respect to the Company, including more detailed information with respect to the Company’s December 31, 2010, financial statements, will be available in its Annual Report on Form 20-F, which the Company anticipates filing before June 30, 2011 and, once filed, will be available without charge at http://www.sec.gov. The Company’s Annual Report on Form 20-F for the year ended December 31, 2009 is available on the same website.

AutoChina International Ltd.	Page 5
March 24, 2011

About AutoChina International Limited
AutoChina International Limited is China’s largest one-stop commercial vehicle sales, servicing, leasing and support network. AutoChina’s operating subsidiary was founded in 2005 by Chairman and CEO, Yong Hui Li, a nationally recognized entrepreneur in China.  The Company owns and operates 310 commercial vehicle financing centers in China; and primarily provides sales-type leasing for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the “commercial vehicle” or “heavy truck” industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT	Investor Relations:
At the Company	The Equity Group Inc.
Jason Wang	Adam Prior
Chief Financial Officer	Vice President
(858) 997-0680 / jcwang@autochinaintl.com	(212) 836-9606 / aprior@equityny.com

Carolyne Yu
Account Executive
(212) 836-9610 / cyu@equityny.com

AutoChina International Ltd.	Page 6
March 24, 2011

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2010 (Unaudited)	2009 (Audited)	2010 (Unaudited)	2009 (Audited)
Revenues
Commercial vehicles	$136,096	$140,147	$558,004	$307,460
Finance and insurance	19,118	9,612	59,405	16,654
Agency services, related parties	602	321	4,663	1,340
Total revenues	155,816	150,080	622,072	325,454

Cost of sales
Commercial vehicles	130,956	133,685	534,963	292,673

Gross profit	24,860	16,395	87,109	32,781

Operating expenses
Selling and marketing	2,485	1,409	6,260	2,946
General and administrative	5,915	2,895	17,590	6,800
Interest expense	3,268	746	10,512	1,032
Interest expense, related parties	1,314	1,701	6,092	2,776
Other expenses (income), net	(295)	(509)	(789)	(602)
Total operating expenses	12,687	6,242	39,665	12,952

Income from operations	12,173	10,153	47,444	19,829

Other income (expense)
Interest income	—	24	433	49
Accretion of share repurchase obligations	—	(4)	—	(535)
Acquisition-related costs	—	—	—	(295)
Other income (expense), net	—	20	433	(781)

Income from continuing operations before income taxes	12,173	10,173	47,877	19,048

Income tax provision	(1,305)	(1,861)	(10,369)	(3,828)
Income from continuing operations	10,868	8,312	37,508	15,220

Income from discontinued operations, net of taxes of nil, $3,904 and $2,824, respectively	—	4,118	—	9,695
Gain on disposal of discontinued operations, net of taxes	—	5,675	—	5,675
Realization of foreign currency translation gain relating to discontinued operation	—	5,717	—	5,717
Income from discontinued operations	—	15,510	—	21,087

Net income	$10,868	$23,822	$37,508	$36,307

AutoChina International Ltd.	Page 7
March 24, 2011

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME – Continued
(in thousands except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2010 (Unaudited)	2009 (Audited)	2010 (Unaudited)	2009 (Audited)
Earnings per share
Basic
Continuing operations	$0.55	$0.84	$2.04	$1.71
Discontinued operations	—	1.56	—	2.36
	$0.55	$2.40	$2.04	$4.07
Diluted
Continuing operations	$0.54	$0.62	$1.90	$1.31
Discontinued operations	—	1.15	—	1.81
	$0.54	$1.77	$1.90	$3.12

Weighted average shares outstanding
Basic	19,619,876	9,949,887	18,415,305	8,919,403
Diluted	20,060,074	13,450,505	19,787,213	11,645,211

Amounts attributable to shareholders
Income from continuing operations,
net of taxes	$10,868	$8,312	$37,508	$15,220
Discontinued operations, net of taxes	—	15,510	—	21,087
Net income	$10,868	$23,822	$37,508	$36,307

AutoChina International Ltd.	Page 8
March 24, 2011

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	December 31,
	2010 (Unaudited)	2009 (Audited)
ASSETS
Current assets
Cash and cash equivalents	$30,931	$36,768
Restricted cash	—	12,450
Notes receivable	—	220
Accounts receivable, net of provision for doubtful debts of $1,745 and $298, respectively	21,820	2,382
Inventories	1,412	118
Deposits for inventories	1,003	17,388
Prepaid expenses and other current assets	17,113	6,011
Prepaid interest expenses, related party	604	1,289
Current maturities of net investment in sales-type leases	282,389	123,413
Deferred income tax assets	618	838
Total current assets	355,890	200,877

Property, equipment and leasehold improvements, net	2,669	2,103
Deferred income tax assets	64	—
Net investment in sales-type leases, net of current maturities	142,005	93,164

Total assets	$500,628	$296,144

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	117,485	$8,788
Trade notes payable	—	12,450
Accounts payable	911	3,610
Accounts payable, related parties	16,202	117,725
Other payables and accrued liabilities	7,425	2,968
Due to affiliates	77,295	38,246
Customer deposits	1,198	1,336
Income tax payable	7,147	2,023
Total current liabilities	227,663	187,146

Noncurrent liabilities
Long-term borrowings	42,485	—
Deferred income tax liabilities	614	1,723
Total liabilities	270,762	188,869
Commitments and contingencies
Equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued – 19,615,766 shares and 13,017,283 shares at December 31, 2010 and 2009, respectively; outstanding –19,615,766 shares and 11,857,658 shares at December 31, 2010 and 2009, respectively	20	13
Additional paid-in capital	169,842	91,660
Retained earnings	52,437	14,929
Accumulated other comprehensive income	7,567	673
Total equity	229,866	107,275

Total liabilities and equity	$500,628	$296,144

AutoChina International Ltd.	Page 9
March 24, 2011

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	December 31,
	2010 (Unaudited)	2009 (Audited)
Cash flow from continuing operating activities:

Net income	$37,508	$36,307

Adjustments to reconcile net income to net cash used in operating activities:
Net income from discontinued operations	—	(9,695)
Gain on disposal of discontinued operations	—	(5,675)
Realization of foreign currency translation gain relating to discontinued operation	—	(5,717)
Depreciation and amortization	952	674
Provision for bad debts	1,447	298
Deferred income taxes	(959)	1,153
Stock-based compensation expenses	3,281	517
Accretion of share repurchase obligations		535

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(20,271)	(1,550)
Note receivable	222	(220)
Net investment in sales-type leases	(194,482)	(193,218)
Inventories	(1,255)	1,115
Deposits for inventories	16,567	(16,960)
Prepaid expense and other current assets	(2,102)	(5,397)
Trade notes payable	(12,561)	12,450
Accounts payable	(2,756)	3,514
Other payable and accrued liabilities	4,229	1,622
Customers deposits	(182)	1,309
Customers deposits, related party	—	(16,095)
Income tax payable	4,912	1,828

Net cash used in continuing operating activities	(165,450)	(193,205)

Cash flow from continuing investing activities:

Purchase of property, equipment and leasehold improvements	(1,427)	(953)
Decrease (increase) in restricted cash	12,561	(12,450)
Increase in security deposits	(8,482)	—
Proceeds from sale of consumer automotive dealership business	—	67,308
Cash relinquished upon sales of discontinued operations	—	(19,424)
Proceeds from the sale of property, equipment and leasehold improvements	—	—

Net cash provided by (used in) continuing investing activities	2,652	34,481

AutoChina International Ltd.	Page 10
March 24, 2011

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued
(in thousands)

	December 31,
	2010 (Unaudited)	2009 (Audited)
Cash flow from continuing financing activities:

Proceeds from borrowings	189,348	8,788
Repayments of borrowings	(42,589)	(429)
Proceeds from affiliates	52,434	37,173
Repayment to affiliates	(15,824)	(5,280)
Increase in accounts payable, related parties	90,323	116,824
Repayment to accounts payable, related parties	(192,618)	(1,371)
Issue of shares on exercise of warrants	10,296	10,108
Issue of shares for cash, net of offering costs of $3,758	66,242	—
Shares repurchase	(1,630)	—
Cash acquired in reverse merger	—	1,697
Release of restricted cash held in escrow	—	4,987
Repurchase of warrants subsequent to closing of reverse merger	—	(449)
Capital contributions	—	—

Net cash provided by continuing financing activities	155,982	172,048

Net cash (used in) provided by continuing operating, financing and investing activities	(6,816)	13,324

Cash flow of discontinued operations:

Cash (used in) provided by operating activities	—	(1,286)
Cash used in investing activities	—	(4,197)
Cash provided by financing activities	—	11,246

Net cash flow provided by (used in) discontinued operations	—	5,763

Effect of foreign currency translation on cash	979	275

Net (decrease) increase in cash and cash equivalents	(5,837)	19,362

Cash and cash equivalents, beginning of the year	36,768	17,406
Cash and cash equivalents, end of the year	30,931	36,768

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	30,931	36,768
Included in assets of discontinued operations	—	—
	$30,931	$36,768
Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$15,619	$3,633
Income taxes paid	$6,189	$3,828

Discontinued Operations
Interest paid	$—	$2,207
Income taxes paid	$—	$3,904

Supplemental disclosure on non-cash continuing financing activities
Settlement of share repurchase obligations	$—	$8,443

AutoChina International Ltd.	Page 11
March 24, 2011

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
(Table in 000s)
Net income	$10,868	$23,822	$37,508	$36,307
Income from discontinued operations	-	(15,510)	-	(21,087)
Interest expenses	4,582	2,447	16,604	3,808
Interest income	-	(24)	(433)	(49)
Income tax provision	1,305	1,861	10,369	3,828
Stock-based compensation	967	405	3,281	517
Acquisition-related costs	-	-	-	295
Accretion of stock repurchase obligations	-	4	-	535
Depreciation and amortization	262	145	952	674
Reclassified EBITDA for consumer automobile segment in the three months and year ended December 31, 2009	-	-	-	$9,310
Adjusted EBITDA	$17,984	$13,150	$68,281	34,138

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including stock-based compensation, acquisition-related costs, accretion of stock repurchase obligations, income from discontinued operations and the EBITDA of the discontinued operations from January 1 to December 31, 2009.  Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of Adjusted EBITDA, such as:  Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter.  The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.